SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        FILED UNDER SECTION 33(A) OF THE
             PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, AS AMENDED

                   COMPANIA BOLIVIANA ENERGIA ELECTRICA S.A.-
                          BOLIVIA POWER COMPANY LIMITED
                        (name of foreign utility company)

     Compania Boliviana Energia Electrica S.A.-Bolivia Power Company Limited ("COBEE"), a corporation formed under the laws of Nova Scotia, hereby files this Form U-57 under Section 33(a) of the Public Utility Holding Company Act, as amended, (the "Act") for the purpose of notifying the U.S. Securities and Exchange Commission that COBEE is a "foreign utility company" under Section 33(a) of the Act, 15 U.S.C. Sec. 79z-5b(a). COBEE is a subsidiary company of NRG Energy, Inc., which is a wholly-owned subsidiary company of Xcel Energy, Inc.

ITEM  1:  NAME,  BUSINESS ADDRESS, DESCRIPTION OF FACILITIES, AND, TO THE EXTENT
--------
KNOWN, EACH PERSON WHO HOLDS FIVE PERCENT OR MORE OF THE VOTING SECURITIES OF THE FOREIGN UTILITY COMPANY, AND A DESCRIPTION OF THE AMOUNT AND NATURE OF THE INTEREST.

     The name and address of the entity claiming foreign utility company status is:

     Compania Boliviana Energia Electrica S.A.-Bolivia Power Company Limited
                         Avenida Hernando Siles No. 5635
                                 Obrajes, La Paz
                                     Bolivia


     COBEE owns and operates one gas-fired electric generating facility in El Alto, Bolivia and 13 hydroelectric generating facilities that are located in the Zongo and Miguillas Valleys of Bolivia, representing an aggregate installed electric energy generation capacity of approximately 220 MW. The following persons hold five percent (5%) or more of the voting securities of COBEE:

           Person                                  % Ownership
           ------                                  -----------
           NRGenerating Holdings (No. 21) B.V.        99%


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ITEM  2:  NAME  OF ANY DOMESTIC ASSOCIATE PUBLIC-UTILITY COMPANY, DESCRIPTION OF
--------
THE RELATIONSHIP BETWEEN SUCH COMPANY AND THE FOREIGN UTILITY COMPANY, AND PURCHASE PRICE PAID BY SUCH COMPANY FOR ITS INTEREST IN THE FOREIGN UTILITY COMPANY.

     The following are the domestic public-utility companies and their holding companies that are associate companies of COBEE: Southwestern Public Service Company, Public Service Company of Colorado, Cheyenne Light, Fuel and Power Company, Northern States Power Company, Northern States Power Company-Wisconsin, and Black Mountain Gas Company (collectively, the "Xcel Companies") are domestic associate public-utility companies of COBEE. The Xcel Companies are subsidiary companies of Xcel Energy, Inc.

     No portion of the purchase price of COBEE was paid by any domestic associate public utility company of COBEE.

                                    EXHIBIT A
        STATE CERTIFICATION(S) REQUIRED UNDER SECTION 33(A)(2) OF THE ACT

     The Xcel Companies are subsidiary companies of Xcel Energy, Inc., a registered holding company, and therefore, pursuant to Section 33(a)(2) of the Act, 15 U.S.C. Sec. 79z-5b(a)(2), are not required to obtain state certification.

     COBEE has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.



                                      /s/
                                      ------------------------------------------
                                      Roland  Gibson,
                                      Vice  President  -  Finance
                                      Compania Boliviana Energia Electrica S.A.-
                                           Bolivia  Power  Company  Limited
                                      Avenida  Hernando  Siles  No.  5635
                                      Obrajes,  La  Paz
                                      Bolivia


August  28,  2002


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